Exhibit 2.1

Execution Copy

DATED	23 December 2025

AZENTA GERMANY GMBH

and

THELEMA S.À R.L.

SALE AND PURCHASE AGREEMENT

relating to

the entire issued share capital of

B MEDICAL SYSTEMS S.À R.L.

In accordance with Item 601(a)(5) of Regulation S-K, the schedules to this exhibit, which are all listed in the Index, have been omitted.

In accordance with Item 601(a)(6) of Regulation S-K, private information has been redacted as indicted in this exhibit.

Hill House, 1 Little New Street | London EC4A 3TR Tel +44 (0)20 7300 7000 Fax +44 (0)20 7300 7100 DX 41 London www.taylorwessing.com

Schedules

SCHEDULE 1	23
Details of the Company and its subsidiaries	23
Part 1 – Company	23
Part 2 – BMed India	24
SCHEDULE 2	26
Completion Obligations	26
Part 1 – Seller's obligations	26
Part 2 – Buyer's obligations	28
SCHEDULE 3	29
Part 1 – Fundamental Warranties	29
Part 2 – Warranties	30
SCHEDULE 4	42
Limitations for Warranties	42
SCHEDULE 5	46
Properties	46
SCHEDULE 6	51
Registered Intellectual Property [attached separately, to be appended as part of the execution version]	51
SCHEDULE 7	52
Notification Letter	52
Share Transfer Notification Letter	52

i

Documents in agreed form:

1. Disclosure Letter

2. Announcements

ii

THIS SALE AND PURCHASE AGREEMENT is made on 23 December 2025 (the "Date of this Agreement")

BETWEEN

(1)

AZENTA GERMANY GMBH, limited liability company existing under the laws of Germany, having its registered office at Im Leuschnerpark 1 B, 64347 Griesheim, Germany, registered with the commercial register of the Local Court of Darmstadt, under HRB 85666 (the "Seller"); and

(2)

THELEMA S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg having its registered address at 39, Allée Scheffer, L-2520 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) (the "Buyer") under number B299803.

INTRODUCTION

(A)

The Seller is the owner of 88,431 ordinary shares having a par value of €25.00 each in the issued share capital of the Company, constituting the entire issued share capital of the Company (the "Sale Shares").

(B)	The Seller has agreed to sell, and the Buyer has agreed to buy, all the Sale Shares on the terms and subject to the conditions set out in this agreement (noting that a Deposit has already been paid).

AGREED TERMS

1.	Definitions and interpretation

1.1	Definitions

In this agreement:

"Accounting Standards" means US GAAP as applicable to, inter alia, the preparation of the Management Accounts;

"Advisers" means the legal, financial and/or other professional advisers advising a person, including (unless the context requires otherwise) partners or members in or directors of (as the case may be) such advisers and employees of such advisers;

"Affiliate" means, at any relevant time, with respect to a person, any other person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with the first person;

"Announcements" means any announcements, in agreed form, to be released by the

Company, the Buyer and/or the Seller on or following Completion;

"Anti-corruption Laws" means all Applicable Laws relating to anti-bribery or anti- corruption, or enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, including the U.S. Foreign Corrupt Practices Act of 1977;

"Applicable Law" means any law (including common law or other binding law), statute, subordinate legislation, regulation, code, ordinance, rule, judgment, order, decree or directive or any determination by or requirement of a Competent Authority or interpretation or administration of any of the foregoing by a Competent Authority;

"Azenta" means Azenta, Inc., a company incorporated in Delaware, United States of America with file number 2448446 and whose registered address at 251 Little Falls Drive, Wilmington, Delaware, United States of America;

"BMed India" means B Medical Systems India Private Limited, further details of which are set out in Part 2 of schedule 1;

"BMed India Accounts" means the unaudited stand-alone (i.e. unconsolidated) accounts (including a balance sheet and profit and loss account) of BMed India for the financial year ended on the BMed India Accounts Date prepared in accordance with Indian GAAP;

"BMed India Accounts Date" means 31 March 2025;

"BMed USA" means B Medical Systems North America LLC, a company registered in Delaware, United States of America with file number 7710787 whose registered address is at 251 Little Falls Drive, Wilmington, Delaware, United States of America;

"Business" means the business of the Group carried on as at the Date of this Agreement, being the manufacture and supply of refrigerated devices for the safe storage and transport of medical temperature-sensitive products or samples;

"Business Confidential Information" means all information, know how and trade secrets relating to the Business, which is treated by any Group Company as confidential;

"Business Day" means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in Luxembourg, the United States of America and India;

"Buyer's Deal Team" means Luc Provost;

"Buyer's Designated Account" means the Buyer's bank account with the following details:

(a) Account name: THELEMA S.À R.L.;

(b) Account number: [redacted]

(c) Bank: CA INDOSUEZ WEALTH (EUROPE);

(d) Correspondent: JP Morgan Chase Bank NA – NEW YORK;

(e) IBAN USD: [redacted]

(f) CODE SWIFT: CHASUS33XXX;

"Buyer's Lawyers" means Allen Overy Shearman Sterling SCS of 5 avenue J.F. Kennedy, L-1855 Luxembourg;

"Buyside Completion Documents" has the meaning given in clause 8.1(b); "Companies Act" means the Luxembourg law dated 10 August 1915 on commercial companies, as amended;

"Company" means B Medical Systems S.à r.l., further details of which are set out in Part 1 of schedule 1;

"Company Accounts" means the unaudited stand-alone (i.e. unconsolidated) accounts (including a balance sheet and profit and loss account) of the Company for the financial year ended on the Company Accounts Date, prepared in accordance with Luxembourg GAAP;

"Company Accounts Date" means 30 September 2025;

"Company Executives" means the Company's Chief Executive Officer (Luc Provost), Chief Financial Officer (Yannick Malvaux), and Chief Operating Officer (Andrea Scammacca), or any one or two of them;

"Company Intellectual Property" means all Intellectual Property owned or used by any Group Company;

"Company Services" means any service or product offered, designed, developed, manufactured, marketed, distributed or sold by any Group Company;

"Competent Authority" means any national, state, government, quasi-governmental, judicial, public or administrative agency, authority or body, any court of competent jurisdiction, Tax Authority, any Recognised Investment Exchange, any body regulating takeovers and mergers, any conduct regulator of financial services firms and/or financial markets, and any local, national or supranational agency, inspectorate, minister, ministry, official or public or statutory person (whether autonomous or not) acting within their powers and having jurisdiction over this agreement or a party;

"Completion" means completion of the sale and purchase of the Sale Shares, in accordance with this agreement;

"Completion Date" means the date of Completion;

"Computer Data" means the computer-readable information or data owned or used by any Group Company and stored in electronic form;

"Computer Hardware" means the computer hardware, firmware, equipment and ancillary equipment (other than Computer Software and Computer Data) owned or used by any Group Company;

"Computer Software" means the computer programs, applications, and operating information owned or used by any Group Company;

"Computer System" means the Computer Hardware, Computer Data and Computer

Software;

"Confidential Information" has the meaning given in clause 12.1;

"Contract Manufacturing Agreements" means the agreements entered into by and between the Company and Barkey GmbH & Co. KG, effective as of 1 July 2025, for the manufacture, quality assurance, delivery and logistical services for the products defined therein;

"Data Protection Laws" means Applicable Laws relating to data protection, data privacy, data retention and data security, including the General Data Protection Regulation (EU) 2016/679 ("GDPR");

"Data Room" means the online data room hosted by DataSite LLC ("DataSite") and named "Project Rose", the contents of which (as at the date falling two days before the Date of this Agreement) will be downloaded by DataSite onto password encrypted universal serial bus drives (the "Data Room USB") (in duplicate) and delivered by the Seller's Lawyers (on behalf of the Seller) to the Buyer's Lawyers (being authorised to receive same on behalf of the Buyer) on the Date of this Agreement;

"Data Room Information" means the documents and information made available before the Date of this Agreement to the Buyer in the Data Room (the contents of which are set out in the data room index appended to the Disclosure Letter) including all written replies by or on behalf of the Group and/or the Seller to all questions and information requests of the Buyer and its Advisers uploaded in the Data Room;

"Data Room USB" has the meaning given in the definition of Data Room; "DataSite" has the meaning given in the definition of Data Room;

"Deposit" means an amount of USD 9,000,000 which has been paid as an advance to the Purchase Price by the Buyer to the Seller prior to the date of this Agreement;

"Disclosure Documents" means the Disclosure Letter and any documents which accompany the Disclosure Letter and the Data Room Information;

"Disclosure Letter" means the letter of the same date as this agreement from the Seller to the Buyer, executed and delivered immediately before the signing of this agreement (annexed to which is an index of the contents of the Data Room including additional Disclosure Documents);

"Employee" means any natural person engaged by a Group Company under a contract of employment or independent contractor or consulting arrangement;

"Encumbrance" means any mortgage, charge, pledge, lien or other similar encumbrance or security interest exercisable by a third party;

"Environment" means air, water and land;

"Environmental Laws" means all applicable statutes and other laws which relate to

Environmental Matters and are in force and binding on any Group Company;

"Environmental Matters" means all or any matters relating to the pollution or protection of the Environment or energy efficiency or reduction or emissions trading;

"EU" means the European Union, as constituted from time to time and "EU Member State" refers to any member of the EU from time to time;

"Exclusivity Agreement" means the exclusivity agreement signed on 1 October 2025, by and between the Seller and the Buyer, as amended from time to time;

"Fairly Disclosed" means facts, matters or other information that was actually known by the Company Executives or which was otherwise fairly and accurately disclosed in the Disclosure Documents in such a manner and with sufficient detail and transparency to enable a prudent buyer advised by its professional advisor to identify and understand the nature, magnitude and extent of the matter disclosed and to make an informed assessment of the fact, matter or information concerned;

“Financing” has the meaning given in clause 5.1;

"Fundamental Warranties" has the meaning given in clause 7.1;

"Fundamental Warranty Claim" means a claim, action, proceeding or demand for breach of clause 7.1 and the Fundamental Warranties;

"GDPR" has the meaning given in the definition of Data Protection Laws;

"Group" or "Group Companies" means the Company and BMed India and "Group

Company" means either of them;

"Group Member" means at any relevant time, in relation to any company, a subsidiary of that company, a holding company of that company or any subsidiary of any holding company of that company and "Member of its Group", in relation to any company, shall be construed accordingly (and, in the case of the Buyer shall after Completion include the Group Companies);

"Indian GAAP" means the generally accepted accounting principles in India, as applied in the preparation of the BMed India Accounts;

"Intellectual Property" means all patents, trade and service marks, logos, design rights, trade names, business names, domain names, social media handles and profiles, copyright rights, rights in the nature of copyright, database rights, know-how, rights in trade secrets and confidential information and rights protecting reputation and goodwill (whether registered or not);

"Key Employee" means those Employees whose employment contracts are contained in Data Room folder 1.1.8.1.1;

"Losses" means, in respect of any matter, event or circumstance, all damages, losses (including any consequential losses), claims, loss of profit, costs, penalties, fines, expenses, legal or professional fees and disbursements, or other liabilities of any nature, and "Loss" shall be construed accordingly;

"Luxembourg GAAP" means the generally accepted accounting principles in

Luxembourg, as applied in the preparation of the Company Accounts;

"Management Accounts" means the consolidated accounts of the Company and BMed India on a quarterly basis, converted into US GAAP and denominated in USD in the reporting tool "Onestream", representing the assets and liabilities and profit and loss of the Company and BMed India for the 12 month period preceding the Management Accounts Date (and for the purposes of this agreement, ignoring any reference to BMed USA);

"Management Accounts Date" means 30 June 2025;

"Material Contract" means a contract with a Material Customer or a Material Supplier; "Material Customer" means any of the top 10 customers of the Group as identified in the Data Room document number: 1.1.3.1.3.1 and "Material Customers" shall be construed accordingly;

"Material Supplier" means any of the top 10 suppliers of the Group as identified in the Data Room document number: 1.1.3.1.2 and "Material Suppliers" shall be construed accordingly;

"Product" means any product designed, developed, manufactured, marketed, distributed, supplied, provided, exported, licensed, leased or sold or offered for sale as at Completion by each Group Company in the course of its business;

"Properties" means the properties listed in schedule 5;

"Purchase Price" has the meaning given in clause 3.1;

"Recognised Investment Exchange" means any internationally recognised, authorised and regulated securities exchange facilitating the listing and trading of securities and other financial instruments, operating under supervision of a relevant financial regulatory authority;

"Relevant Date" has the meaning given in clause 3.3;

"Relevant Period" means the period commencing on the date which is two years prior to the Date of this Agreement and ending on the Date of this Agreement;

"Sale Shares" has the meaning given in Recital (A); "Sanctioned Person" means a person or entity:

(a) designated on the lists of Specially Designated Nationals and Blocked Persons or "Foreign Sanctions Evaders" maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State and any other agency of the U.S. Government;

(b) designated on the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, the Consolidated List of Asset Freeze Targets maintained by Her Majesty's Treasury, or any equivalent list maintained by the competent sanctions authority of any EU Member State; or

(c) directly or indirectly 50% or more owned or controlled by any of the foregoing; "Sanctions" means any economic or financial sanctions or trade embargoes administered or enforced by any Sanctions Authority;

"Sanctions Authority" means any of the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Departments of State or Commerce, the United Nations Security Council, the EU, Switzerland, Canada, the United Kingdom or other applicable sanctions authority, and "Sanctions Authorities" shall be construed accordingly;

"Saúde Mais Receivable" means the receivable owing to the Company by Saúde Mais pursuant to the settlement agreement between the Company and Saúde Mais dated 16

February 2024, as amended on 8 July 2024;

"Seller's Designated Account" means the Seller's bank account with the following details:

(a) Account name: Azenta Germany GmbH.

(b) Account number: [redacted]

(c) Bank: J.P. Morgan SE;

(d) IBAN: [redacted]

(e) SWIFT: CHASDEFX;

"Seller's Lawyers" means Taylor Wessing LLP of Hill House, 1 Little New Street, London EC4A 3TR;

"Sellside Completion Documents" has the meaning given in paragraph 1.2 of Part 1 of schedule 3;

"Tax" or "Taxation" means any form of direct or indirect taxation, levy, impost, duty, charge, withholding or any social security contribution collected, assessed by or payable to any Tax Authority;

"Tax Authority" means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official whether in Luxembourg, India or elsewhere with the responsibility for or competence to impose, collect or administer, any form of Taxation;

"Tax Warranties" means the Warranties from the Seller set out at paragraph 21 of Part 2 of schedule 3;

"Transaction Documents" means any of this agreement, and any other document required to be entered into by any party on or around the Date of this Agreement pursuant to the terms of this agreement;

"US GAAP" means the generally accepted accounting principles in the United States of America;

"VAT" means value added tax, goods service tax or analogous tax as levied in accordance with Applicable Law;

"W&I Policy" means any warranty and indemnity insurance policy to be taken out by the Buyer in connection with the Warranties;

"Warranties" has the meaning given in clause 7.5 (excluding, for the avoidance of doubt, the Fundamental Warranties);

"Warranty Agreement" means the agreement entered into by and between the Company and Azenta, effective as of 1 July 2025, for the warranty obligations in relation to the products that Azenta purchased from the Company including ultra-low temperature freezers, for use in Azenta facilities, via intercompany purchases; and

"Warranty Claim" means a claim, action, proceeding or demand for breach of clause 7.5 and the Warranties (excluding, for the avoidance of doubt, the Fundamental Warranties).

1.2	Interpretation

In this agreement:

(a)	reference to:

(i)	any statute, enactment, statutory provision, subordinate legislation, EU directive or EU regulation includes a reference, in each case:

(A)	to any consolidation, re-enactment (with or without modification), modification or replacement of it from time to time; and

(B)

to any subordinate legislation made under it from time to time, except to the extent that the effect of referring to any such consolidation, re-enactment, modification or replacement coming into force or legislation made after the Date of this Agreement would be to increase or extend the liability of the Seller under this agreement;

(ii)	the singular includes the plural and vice versa;

(iii)	any gender includes other genders;

(iv)	the "introduction" or to a "clause" or "schedule" is a reference to the introduction or the relevant clause or schedule of or to this agreement (unless expressly stated otherwise);

(v)

a person includes any form of legal entity including an individual, company, body corporate (wherever incorporated or carrying on business), unincorporated association, governmental entity and a partnership and, in relation to a party who is an individual, such individual's legal personal representatives (in each case whether or not having separate legal personality);

(vi)

a document "in agreed form" is to a document in the form agreed by an exchange of emails by or on behalf of the Buyer and the Seller or by the Buyer's Lawyers and the Seller's Lawyers or which is entered into at the same time as this agreement;

(vii)	a party or the parties means a party or the parties to this agreement and includes its successors and permitted assigns and for this purpose "permitted assigns" includes:

(A)

in relation to a right of a party, any person to whom that right may have been assigned except to the extent that the assignment of that right would be in breach of the provisions of this agreement or prohibited by law; and

(B)	in relation to an obligation of a party, any person to whom that obligation may have been transferred with the written agreement of the party to whom the obligation is owed,

provided that notwithstanding any succession, assignment or transfer, no party shall be relieved from any obligation arising under this agreement except:

(I)	by operation of law;

(II)	as expressly provided in this agreement; or

(III)	with the written agreement of the party to whom the obligation is owed;

(viii)	reference to "control" means any or all of possession, direct or indirect, of the power (whether through the ownership of any voting equity interest, by contract, or otherwise) to:

(A)	exercise a majority of the voting rights in a person;

(B)	appoint or remove a majority of the board of directors or other equivalent managing body; and/or

(C)	direct or cause the direction of the management and policies of a person;

(ix)	"writing" and "written" includes typing, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form and email;

(x)

"this agreement" includes this agreement as amended or supplemented from time to time and any reference to another document is a reference to that document as amended or supplemented from time to time;

(xi)	a time of day is unless otherwise specifically stated a reference to the time in Luxembourg, Grand Duchy of Luxembourg;

(xii)	"USD" or "$" shall be a reference to United States dollars, being the lawful currency of the United States of America;

(xiii)	"EUR", "€" or "Euros" shall be a reference to euros, being the lawful currency of certain nations within the European Union;

(xiv)	"INR" shall be a reference to the Indian rupee, being the lawful currency of the Republic of India;

(b)

unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a Business Day, the next Business Day;

(c)

if the due date for performance of any obligation in terms of this agreement is a day which is not a Business Day, then (unless otherwise stipulated), the due date for performance of the relevant obligation shall be the immediately succeeding Business Day;

(d)

the words "include" and "including" (or any similar word) and "in particular" are to be construed as being by way of illustration or emphasis only and are not to be construed so as to limit the generality of any words, description, definition, phrase or term preceding or following them;

(e)	the words "other" and "otherwise" (or any similar word) are not to be construed as being limited by any words preceding or following them;

(f)	the table of contents and the headings to clauses and schedules are to be ignored in construing this agreement;

(g)	a company is a "subsidiary" of another company, its "holding company", if that other company:

(i)	holds a majority of the voting rights in it, or

(ii)	is a member of it and has the right to appoint or remove a majority of its board of directors, or

(iii)	is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it,

or if it is a subsidiary of a company that is itself a subsidiary of that other company, and for the purposes of this paragraph (g) "company" includes any body corporate;

(h)

a company is a "wholly-owned subsidiary" of another company if it has no members except that other and that other's wholly-owned subsidiaries or persons acting on behalf of that other or its wholly-owned subsidiaries;

(i)

any reference to a "transfer" shall mean the transfer of any right or obligation and in the context of the Sale Shares, includes, without limitation, (i) all direct or indirect transfers, sales or assignments of partial (e.g. jouissance, usufruit or nue-propriété) or full title by any legal means, (ii) any gratuitous or onerous transfer even if the transfer is made pursuant to a public auction ordered by a court, (iii) any direct or indirect transfer which is the result of any contribution, apport partiel d'actif, merger or spin-off (scission) or similar transaction, loan, enforcement of a pledge, (iv) any direct or indirect transfer pursuant to an increase of capital by way of capitalisation of reserves or profits, any transfer of preferential subscription rights pursuant to an increase of capital by way of contribution in cash or individual waiver of such preferential subscription rights in favour of identified persons, (v) any direct or indirect transfer pursuant to a reduction of share capital, and (vi) any convention de croupier; the words "transfer" and "transferee" shall be construed accordingly;

(j)

with respect to any Luxembourg entity, a winding-up, administration or dissolution includes, without limitation, any procedure or proceeding in relation to an entity becoming bankrupt (faillite), insolvency, voluntary or judicial liquidation, reorganisation by amicable agreement (réorganisation par accord amiable), moratorium or reprieve from payment (sursis de paiement), judicial reorganisation procedure (réorganisation judiciaire), general settlement with creditors, reorganisation or any other similar proceedings affecting the rights of creditors generally under Luxembourg law, and shall be construed so as to include any equivalent or analogous liquidation or reorganisation proceedings;

(k)	with respect to any Luxembourg entity, a reorganisation includes, without limitation, amalgamation, merger, de merger or any other type of corporate reconstruction or restructuring; and

(l)

any Luxembourg legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than the Grand Duchy of Luxembourg, be deemed to include the specific term stated in the language of such other jurisdiction immediately after it or, if no such term is stated, what most nearly approximates to such Luxembourg term in such other jurisdiction; and any reference to any specific Luxembourg law shall be deemed to include any equivalent or similar law in any other jurisdiction; writing or written includes any method of representing or reproducing words in a legible form.

(m)	the schedules form part of this agreement as if set out in full in this agreement and a reference to "this agreement" includes a reference to the schedules.

2.	Sale and purchase

2.1	At Completion the Seller shall sell the Sale Shares and the Buyer shall buy the Sale Shares, in accordance with the terms of this agreement.

2.2

The Sale Shares shall be sold free from all Encumbrances and together with all rights to dividends and other distributions declared, paid or made on or after the Completion Date and all other rights of any nature and advantages belonging to or accruing on the Sale Shares on or after that date.

2.3

The Seller irrevocably and unconditionally waives all rights which it may have under the Company's articles of association or any other agreement relating to the Sale Shares or otherwise (including any pre-emption rights or matching rights) to the extent necessary to enable the sale and transfer of the Sale Shares to the Buyer to proceed on the terms of this agreement.

3.	Purchase Price and payments

3.1	The total purchase price (the "Purchase Price") for the sale of the Sale Shares shall be USD 63,000,000.

3.2

At Completion, the Buyer shall transfer an amount equal to the Purchase Price minus the Deposit to the Seller in USD by way of electronic transfer of freely available funds of same day value, namely, USD 54,000,000, without any deduction or set off whatsoever, to the Seller's Designated Account.

3.3

If, on or before the second Business Day immediately following the Date of this Agreement, the aggregate cash balance of the Group Companies exceeds USD 10,000,000, the Seller shall be entitled to procure that the relevant Group Company distributes or otherwise pays such excess cash to the Seller (or otherwise as it may direct) within the following five business days. If, on the third Business Day immediately preceding the Completion Date (the "Relevant Date"), the aggregate cash balance of the Group Companies exceeds USD 10,000,000 the Seller shall be entitled to procure that the relevant Group Company distributes or otherwise pays such excess cash to the Seller (or otherwise as it may direct) prior to or on Completion.

3.4	If the aggregate cash balance on the Relevant Date referred to in clause 3.3 is lower than it would otherwise have been due to as a direct result of:

(a)	material non-compliance by any member of the management team of either Group Company with group policies in place at the date of this Agreement including:

(i)

corporate approval hierarchy policies, including purchasing procedures, credit terms, pricing approvals, compensation approvals, payment terms, vendor approval processes, and contract review requirements; and

(ii)	group accounting policies, including all established financial reporting standards, internal controls, and compliance procedures; or

(b)

any action or omission by any member of the management team of either Group Company that is inconsistent with ordinary business conduct as evidenced by historic practices and is intended to give effect to such reduction to the detriment of the Seller, the Purchase Price shall be deemed to be increased by the amount of the reduction.

3.5

The Buyer shall provide the Seller with monthly written updates on the status the Financing and shall provide prompt notice of any material issue, delays or impediments arising in connection therewith. Subject to any confidentiality undertakings, the Buyer shall provide the Seller with all information as the Buyer may reasonably request in order to maintain visibility on the likelihood of the Buyer obtaining the Financing by 31 March 2026.

4.	Saúde Mais Receivable

4.1

The Buyer shall pay to the Seller 50% of the actual net amount (after deducting actual, documented recovery costs) received by the Company under the Saúde Mais Receivable within ten Business Days of such receipt. Company shall, on a quarterly basis beginning 15 September 2026, provide Seller with quarterly updates of the status of its collection efforts until it has collected the full amount of the Saúde Mais Receivable or received a final, non-appealable ruling that the remainder of the Saúde Mais Receivable is not subject to collection.

5.	Exchange and Completion

5.1

Completion shall occur two Business Days after the Buyer notifies the Seller that it has secured final residual financing for the acquisition of the Sale Shares (the "Financing"). The Buyer shall have sole responsibility for securing the Financing which shall be a condition precedent to Completion (the "Financing Condition").

5.2	On the Date of this Agreement:

(a)	the Seller shall deliver (or procure to be delivered) to the Buyer (or the Buyer's Lawyers):

(i)	a counterpart of the Disclosure Letter in agreed form duly executed by the Seller;

(ii)

minutes of a meeting (or circular resolutions) of the board of managers of the Seller authorising the execution and performance by the Seller of its obligations under the Transaction Documents to which it is a party; and

(b)	the Buyer shall deliver or (procure to be delivered) to the Seller (or the Seller's Lawyers):

(i)	a counterpart of the Disclosure Letter in agreed form acknowledging receipt by the Buyer;

(ii)

minutes of a meeting or written resolutions of the board of directors of the Buyer (or other relevant corporate authority) authorising the execution and performance by the Buyer of its obligations under the Transaction Documents to which it is a party; and

5.3	On Completion:

(a)	the Seller shall perform its obligations in accordance with and as set out in Part 1 of schedule 2; and

(b)	the Buyer shall perform its obligations in accordance with and as set out in Part 2 of schedule 2.

5.4	The parties are not obliged to complete the sale and purchase of all the Sale Shares unless the sale and purchase of the Sale Shares is completed simultaneously.

5.5

All documents and items delivered at Completion pursuant to schedule 2 shall be held by the recipient (or their lawyers) to the order of the person delivering the same until such time as Completion shall have taken place pursuant to clause 5.6.

5.6	Completion shall occur immediately upon:

(a)	the delivery (or release, as the case may be) of all documents and items required to be delivered at Completion pursuant to schedule 2; and

(b)	receipt of the Purchase Price minus the amount of the Deposit required pursuant to Part 2 of schedule 2.

5.7	The Buyer undertakes to the Seller that it has obtained any regulatory or contractual consents or approvals required for Completion to occur.

5.8

At Completion, the transfer of the Sale Shares shall be recorded in the shareholder register of the Company, which shall be executed by both the Seller and the Buyer. For the purposes of such registration and signature, each of the Seller and the Buyer shall irrevocably grant power of attorney in agreed form to any one manager of the Company, who shall be authorised to execute said shareholder register in the name and on behalf of the Seller and the Buyer and to proceed to any filings and publications required by law.

5.9

If the Financing Condition has not been satisfied by 31 March 2026, either party may serve notice to the other party to terminate this agreement; provided that in that event, except for this clause and clauses 1 (Definitions and interpretation), 12 (Confidentiality), 15 (Assignment) and 17 (Entire Agreement) to 20 (Governing law and jurisdiction), all the provisions of this agreement shall lapse and cease to have effect, but neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for non-performance of any obligation under this agreement falling due for performance prior to such lapse and cessation.

5.10

In the event that this agreement is terminated pursuant to clause 5.9 above, the Seller shall, out of the Deposit, promptly return an amount of USD 4,000,000 to the Buyer's Designated Account, and shall retain the USD 5,000,000 balance as a break-up fee.

6.	Post-Completion

6.1

The Buyer will procure that as soon as reasonably practicable (and in any event within 30 days) after Completion each Group Company will cease to use or display any trade mark, service mark and trade name, business name or domain name used or held by Azenta (and any other Member of its Group) and that each Group Company will take all additional steps necessary to ensure that it does not hold itself out as having any continuing association with Azenta or any other Member of its Group.

6.2

The Buyer will procure that the Company shall, subject to Applicable Law and at the Seller's cost, provide all reasonable assistance to Azenta as regards Azenta's audit process from the date of Completion until the filing of Azenta's 10-K for fiscal year 2026.

7.	Seller's Warranties

Fundamental Warranties

7.1

The Seller warrants to the Buyer that, subject to the provisions of this agreement, the warranties set out under Part 1 of schedule 3 (the "Fundamental Warranties") are true and accurate as at the Date of this Agreement and at the Completion Date, except to the extent such warranty is untrue or inaccurate because of an act or omission of Company Executives, where such exception shall not apply merely because of the title or position held by the relevant Company Executive.

Limitations for the Fundamental Warranties

7.2

The rights of the Buyer in respect of a Fundamental Warranty Claim shall only be enforceable if the Buyer gives written notice to the Seller stating, in reasonable detail, the matter which gives rise to that Fundamental Warranty Claim, the nature of the Fundamental Warranty Claim and (so far as reasonably practicable) the amount claimed in respect thereof on or before the expiry of the date which is four years after the date of Completion.

7.3	For the avoidance of doubt, subject to clause 7.9 below, the limitation provisions under schedule 3 herein shall not apply to the Fundamental Warranties.

7.4

Nothing in this clause 7 shall have the effect of limiting, restricting or excluding any liability arising as a result of any of fraud (dol), gross negligence (faute lourde) or fraudulent concealment (réticence dolosive).

Warranties

7.5

The Seller warrants to the Buyer that on the Date of this Agreement, so far as the Seller is aware and save as Fairly Disclosed, each warranty statement set out under Part 2 of schedule 3 ("Warranties") is true, accurate and not misleading, except to the extent such warranty is untrue or inaccurate because of an act or omission of Company Executives, where such exception shall not apply merely because of the title or position held by the relevant Company Executive.

7.6	If the Buyer fails to obtain a W&I Policy within three months of the Completion Date, the Buyer agrees that it will waive any and all of its rights in respect of the Warranties.

7.7

The awareness of the Seller shall be its actual awareness according to the facts, matters and/or circumstances actually known to it as at the Date of this Agreement, having made reasonable enquiry of the following persons in respect of the Warranties set o ut next to their names only:

(a)	Luc Provost and Andrea Scammacca in relation to the Warranties in paragraphs 3.1 (h) and 6.5 of Part 2 of schedule 3;

(b)	Delphine Buron in relation to the Warranties in paragraph 14.3 of Part 2 of schedule 3; and

(c)	Yannick Malvaux in relation to the Warranties in paragraph 21.3 of Part 2 of schedule 3; and

(d)

Adina Shwartsberg and Sonia Gomes in relation to the Warranties in paragraphs 11.1(b), 15.3, 19.6, 19.8 and 19.10 of Part 2 of schedule 3, and, in each case shall exclude any implied or constructive awareness. For the avoidance of doubt, the Seller has made no enquiries of any person, save as set out in this clause 7.7, and is under no obligation to do so. In addition, the persons named above are not required or expected to make any enquiries of any other person. In either case, any representation (implied or otherwise) to the contrary is excluded.

7.8

No warranty (express or implied) is given in relation to any information or expression of opinion, intention or expectation of any forecast or projection contained or referred to in the Disclosure Documents except to the extent expressly set out in this agreement.

7.9

Notwithstanding any other provision of this agreement, the maximum aggregate liability of the Seller for all claims pursuant to this agreement and/or any breaches by the Seller of this agreement (including, without limitation, a Warranty Claim and Fundamental Warranty Claim) shall not exceed an amount equal to the Purchase Price actually received by the Seller.

7.10

The sole remedy of the Buyer for any breach of any Warranty or Fundamental Warranty by the Seller shall be an action for damages for breach of contract in accordance with the terms of this agreement. The Buyer shall not be entitled to claim damages for innocent or negligent misrepresentation or to rescind or terminate this agreement in any circumstances, other than any such right as a result of fraud (dol), gross negligence (faute lourde) or fraudulent concealment (réticence dolosive).

Limitations for the Warranties

7.11	The provisions of schedule 4 shall apply to limit the liability of the Seller under the Warranties.

7.12

The Buyer agrees with the Seller that any Warranty Claim shall be dealt with in accordance with the provisions of schedule 4 of this agreement and shall accordingly have effect subject to and as qualified by the terms of schedule 4. For the avoidance of doubt, the limitation provisions under schedule 4 herein shall not apply to the Fundamental Warranties.

7.13

Nothing in this clause 7 or schedule 4 shall have the effect of limiting, restricting or excluding any liability arising as a result of any of fraud (dol), gross negligence (faute lourde) or fraudulent concealment (réticence dolosive).

8.	Buyer Warranties

8.1	The Buyer warrants to the Seller that as at the Completion Date:

(a)	it has been validly incorporated and is validly existing under the laws of the country of its incorporation;

(b)

it has full power and authority to enter into and perform its obligations under this agreement and all documents in agreed form or to be executed by it on or around the Date of this Agreement (the "Buyside Completion Documents");

(c)	this agreement constitutes, and the Buyside Completion Documents will when executed by the Buyer constitute, valid and binding obligations on it in accordance with their respective terms;

(d)

it has taken all corporate and other action necessary to enable it to enter into and perform and observe any obligations, actions and undertakings set out in this agreement and the Transaction Documents;

(e)	the execution and delivery of, and the performance by the Buyer of its obligations under this agreement and the Buyside Completion Documents will not:

(i)	result in a breach of any provision of its articles of association (or equivalent constitutional documents);

(ii)

result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound, and which is material in the context of the transactions contemplated by this agreement;

(iii)

result in a breach of any order, judgment or decree of any court or governmental agency or regulatory tribunal to which the Buyer is a party or by which it is bound, and which is material in the context of the transactions contemplated by this agreement; or

(iv)

require the Buyer to obtain, other than as contemplated in this agreement, any consent or approval of, or give any notice to or make any registration with, any governmental, regulatory or other authority which has not been obtained or made at the Date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement);

(f)	it is not insolvent or unable to pay its debts as they fall due within the meaning of any relevant insolvency legislation, and it has not stopped paying its debts as they fall due;

(g)	neither it nor any Member of its Group, nor any of their respective directors, senior executives or officers is a person that is or is 50 per cent. or more owned or controlled by, a Sanctioned Person;

(h)	no Sanctioned Person has any beneficial or other interest in this agreement nor will have any participation in or derive any other financial or economic benefit from this agreement;

(i)

in connection with the subject matter of this agreement, it has conducted its business in compliance with applicable Sanctions laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws; and

(j)

it has not received written notice of, and is not aware of, any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority in connection with the subject matter of this agreement.

8.2	The Buyer warrants to the Seller that:

(a)	at the Completion Date neither it nor the Buyer’s Deal Team has actual knowledge of any matter or circumstance which would create an actionable claim against the Seller under this agreement; and

(b)	it is not entering into this agreement in reliance upon any representation, warranty or other statement made or given to it or its Affiliates that is not expressly set out in this agreement.

8.3

The Buyer has no rights against, and may not make a claim against any employee, consultant, director, agent or officer of any Group Company, Azenta, the Seller or Member of their Group or any Adviser to Azenta or the Seller on whom it may have relied before agreeing any term of, or entering into, this agreement or any Transaction Document and to the extent any such rights exist, they are hereby irrevocably and unconditionally waived by the Buyer.

9.	Specific Indemnities

9.1

The Seller hereby irrevocably undertakes to the Buyer that the Seller shall indemnify on demand and hold harmless the Buyer (or upon its designation the Company) against and in respect of Losses sustained by the Buyer and/or the Company, or asserted against any of them, to the extent resulting from or arising out of: (a) a breach of the Contract Manufacturing Agreements by "Purchaser" (as defined therein) or of the Warranty Agreement by "Azenta" (as defined therein) or (b) any penalties incurred by Luc Provost in his personal capacity for late filings by any Group Company to any Indian Tax authority.

9.2

With regard to the specific indemnities under clause 9.1 above, the Seller shall be liable to the Buyer for Losses that the Buyer or the Company may suffer only to the extent such Losses are (a) as regards the Contract Manufacturing Agreements, in excess of the revenues generated the prior financial year under such Contract Manufacturing Agreements and (b) as regards the Warranty Agreement, in excess of the revenues generated in the prior financial year under such Warranty Agreement.

10.	Transfer Approval

10.1

The Seller, in its capacity as sole shareholder of the Company, authorises and approves the Buyer as a new shareholder of the Company with effect from Completion in accordance with article 710-12 of the Companies Act.

11.	Access to information

11.1

The Buyer acknowledges that the Seller may need access from time to time after Completion for Tax, regulatory or accounting purposes, to information held by Group Companies relating to events occurring prior to Completion. Accordingly, the Buyer undertakes to, and shall cause each Group Company to:

(a)

properly retain and maintain the books, correspondence and records of each Group Company relating to any period up to Completion until the date that is seven years after Completion, save in respect of any Tax documentation in respect of the Company where such records will be retained for ten years in accordance with Applicable Law;

(b)

upon being given reasonable notice by the Seller and subject to the Seller giving such undertaking as to confidentiality as the Buyer shall reasonably require, allow the Seller and their respective officers, employees, agents, auditors, Advisers and representatives to inspect, review and, at the cost of the Seller, make copies of such records and information for and only to the extent necessary for such purposes and in compliance with Applicable Laws; and

(c)

to give such information and assistance as may be reasonably required by the Seller or any Member of its Group in order to allow any of them to agree their Tax returns with the relevant Tax Authorities.

12.	Confidentiality

12.1	Subject to clause 12.2 below, each party undertakes to and shall keep confidential any information which is obtained by it or any Member of its Group which:

(a)	relates to the negotiation of this agreement or any document referred to in this agreement;

(b)	relates to the provisions or the subject matter of this agreement or of any document referred to in this agreement;

(c)	in the case of the Seller, is Business Confidential Information which it has acquired about the Company and/or BMed India;

(d)	in the case of the Seller, relates to the Buyer or any Member of the Buyer's Group (as such group is constituted immediately before Completion); and

(e)	in the case of the Buyer, relates to the Seller or any Member of its Group, (collectively, "Confidential Information").

12.2	Clause 12.1 above does not apply to information to the extent that:

(a)	a party (or its Advisers or Affiliates) is required to disclose it by any Applicable Law or by a Competent Authority;

(b)	the disclosure is made to any financier to the Buyer provided that they are bound by a customary non-disclosure agreement or by professional duties of confidentiality;

(c)

the disclosure is made to a person brokering for or willing to provide coverage under or in respect of a W&I Policy provided that they are bound by a customary non-disclosure agreement or by professional duties of confidentiality;

(d)	the Seller or any member of its Group would be unable to comply with their filing or disclosure obligations, whether imposed by the U.S. Securities and Exchange Commission or otherwise;

(e)	it is contained in any Announcement or any other announcement or publication agreed by the Buyer and Seller in writing;

(f)	it enters the public domain other than as a result of the unauthorised disclosure by a party or any of its or their Affiliates or Advisers;

(g)

it is in the possession of any party or of any of its or their Affiliates or Advisers free from any restriction as to its use or disclosure having been obtained otherwise than from the other parties for the purposes of this agreement;

(h)

a party has disclosed it to any of its or their Affiliates or Advisers for the purposes of advising in relation to or furthering the provisions of this agreement and who are aware of the obligations of confidentiality and agree to keep the information confidential and (subject to clause 12.2(i) below) not to use any Confidential Information for any purpose other than the purpose for which it was disclosed;

(i)	the Seller discloses it to:

(i)	any of its officers, employees, agents or Advisers; and/or

(ii)	any Member of its Group and/or their officers, employees, agents or Advisers; and/or

(j)	any party is required to disclose or use it for the purposes of any continuing employment or engagement of the Seller by the Company or any Group Company.

12.3

Subject to clause 12.4 below, no information to which clause 12.2(a) above applies may be disclosed (other than to a Tax Authority or where it is required to be disclosed under the rules of any Recognised Investment Exchange) by a party unless that party has, where practicable and to the extent permitted by Applicable Law:

(a)	given, at least five Business Days' written notice to the non-disclosing party of such proposed disclosure;

(b)	consulted with the non-disclosing party; and

(c)	agreed with the non-disclosing party the content of the disclosure.

12.4

The non-disclosing party may not request amendments under clause 12.3 above or otherwise limit disclosure under clause 12.3 above in a manner which would prevent the disclosing party from complying with the requirements referred to in clause 12.2(a) above. Clause 12.3 above shall not apply in relation to disclosures of such information to any bank, auditor, securities, Tax or other regulatory, governmental or supervisory authority having jurisdiction in the ordinary course examination of the disclosing person's books and records by such entity or, in response to a request by such entity that is not targeted at any Group Company or the transaction contemplated by this agreement.

13.	Notices

13.1

Where this agreement provides for the giving of notice or the making of any other communication, such notice or communication shall not (unless otherwise expressly provided) be effective unless given or made in writing in English in accordance with the following provisions of this clause 13.

13.2	Any notice or communication to be given or made under or in connection with this agreement after the Completion Date may be delivered by hand, sent by pre -paid, registered post or sent by email to:

Buyer

39, Allée Scheffer, L-2520 Luxembourg, Grand

Duchy of Luxembourg

Email: [redacted]

For the attention of: Luc Provost

with a copy (which shall not constitute notice) to: Buyer's Lawyers

Allen Overy Shearman Sterling SCS 5 avenue

J.F. Kennedy, L-1855 Luxembourg

For the attention of Jacques Graas

Email: jacques.graas@aoshearman.com

Seller

Im Leuschnerpark 1 B, 64347 Griesheim, Germany

with a copy to:

200 Summit Drive

Burlington, MA 01803

United States of America

Email: [redacted]

For the attention of: Ephraim Starr

with a further copy (which shall not constitute notice) to:

Taylor Wessing LLP Hill House

5 New St Square

London

EC4A 3TW

For the attention of: William Belcher

Email: w.belcher@taylorwessing.com

Reference: BRO268.U39

(each such physical address as shown above being referred to below as the "Postal Address" of the relevant party).

13.3	Any notice or other communication delivered or sent in accordance with clause 13.2 above shall (subject to the provisions of clause 13.5(b) below) be deemed to have been served:

(a)	if delivered by hand at the Postal Address, at the time of delivery;

(b)	if sent by pre-paid registered post to the Postal Address, the date of recorded delivery; and

(c)	if sent by email, at the time when it arrives at the relevant server serving the relevant email addresses and provided no "undelivered" notification is generated upon such receipt,

provided that where the deemed time of delivery would be after 17h30 on a Relevant Day, it will be deemed delivered at 09h00 on the next Relevant Day.

13.4

Where any party has given notice to the others of any different physical address or email address to be used for the purposes of this clause 13 then such different address shall be substituted for that shown in clause 13.2 above.

13.5	For the purposes of this clause 13:

(a)	"Relevant Day" means any day other than a Saturday, Sunday or a day which is a public holiday at the Postal Address of the receiving party; and

(b)	any reference to a time is to the time at the Postal Address of the receiving party.

14.	Further Assurances

14.1

Each party shall from time to time, so far as it is reasonably able, do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as may be reasonably requested of it (at the requesting party's expense) to give effect to the agreement.

15.	Assignment

15.1	No party may assign, transfer, charge or deal in any way with the benefit of, or any of its rights under or interest in, this agreement except with the prior written consent of the other parties.

15.2	Each party confirms it is acting on its own behalf and not for the benefit of any other person.

16.	Buyer remedies

16.1	Notwithstanding that the Buyer becomes aware at any time:

(a)	that there has been a breach of any provision of this agreement; or

(b)

that there may be a claim against the Seller in connection with this agreement, the Buyer shall not be entitled to rescind this agreement or treat this agreement as terminated but shall be entitled only to claim damages in respect of such matter and, accordingly, the Buyer waives all and any rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise).

16.2	The maximum aggregate liability of the Seller under the Transaction Documents shall be limited to the Purchase Price actually received by the Seller.

16.3	Nothing in this clause 16 shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud.

17.	Entire agreement

17.1	The Transaction Documents:

(a)	constitute the entire agreement between the parties about the subject matter of this agreement; and

(b)

(in relation to such subject matter) supersede and extinguish all earlier understandings and agreements (including the Exclusivity Agreement) between any of the parties and all earlier representations or statements by any party.

17.2	The parties have not entered into the Transaction Documents in reliance upon any representation, warranty or promise except as expressly set out in them.

17.3	No representation or warranty or any other term is to be implied in the Transaction Documents whether by virtue of any usage or course of dealing or otherwise except as expressly set out in them.

17.4

If a party (or any person acting on behalf of a party) has made or given any representation, warranty or promise or otherwise made any innocent or negligent misrepresentation then, except to the extent that it has been expressly made by that party in the Transaction Documents, the party to whom it is given or made (whether given or made to that party directly or through its Advisers) irrevocably and unconditionally waives any rights or remedies which it may have in respect of it and agrees that the other party shall have no liability in respect of it. No party shall have any claim (for rescission or otherwise) for innocent or negligent misrepresentation based upon any statement in the Transaction Documents. The Buyer shall procure that any of its Affiliates shall give the waiver set out in this clause 17.4 as if it were a party to this agreement if requested to do so by the Seller.

17.5	This clause 17 shall not exclude the liability of a party for fraud (dol), gross negligence (faute lourde) or fraudulent concealment (réticence dolosive).

18.	Costs

18.1	Save as expressly stated in this agreement, each party shall bear its own costs incurred in relation to the negotiation and preparation of this agreement and matters incidental to this agreement.

19.	General provisions

19.1

All obligations or warranties entered into or made in this agreement by the parties are entered into or made by each of them severally (and not jointly and severally) and any liability of the parties arising under or in connection with this agreement shall be several (and not joint and several). No party shall have any liability for any act, omission or knowledge of any other party.

19.2

This agreement shall so far as it remains to be performed after Completion continue in force notwithstanding Completion and the rights of the Buyer in respect of any Transaction Document shall not be affected by Completion.

19.3	The failure or delay of any party at any time or times to require performance of any provision of this agreement shall not affect its right to enforce such provision at a later time.

19.4	This agreement may only be varied or any of its provisions waived by the agreement in writing of (or on behalf of) each of the parties or, in the case of a waiver, the party waiving compliance.

19.5	Any payment to be made by any party under this agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.

19.6

This agreement may consist of any number of duplicates each executed by at least one party, each of which when so executed and delivered shall be an original, but all the duplicates shall together constitute one instrument.

19.7

If a term of this agreement shall be held to be illegal, invalid or unenforceable it shall to that extent be deemed not to form part of this agreement, but the enforceability of the remainder of this agreement shall not be affected.

20.	Governing law and jurisdiction

20.1

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by the laws of the Grand Duchy of Luxembourg, without any reference to any principles of conflicts of law.

20.2

The parties irrevocably agree that the courts of the District of Luxembourg, Grand Duchy of Luxembourg, shall have exclusive jurisdiction over any action, suit, claim or proceeding that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

20.3	This agreement has been entered into on the date shown on the first page.

Andrew Mulkerin
SIGNED by .................................................	)
on behalf of	)
AZENTA GERMANY GMBH	)

[Project Rose – SPA – Signature Page]

Luc Provost
SIGNED by .................................................	)
on behalf of	)
THELEMA S.À R.L.	)

[Project Rose – SPA – Signature Page]